Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Registration Statement No. 333-229882

Supplementing the Preliminary Prospectus Supplement, dated March 13, 2020

(To Prospectus dated February 26, 2019)

Zimmer Biomet Holdings, Inc.

Pricing Term Sheet

$600,000,000 3.050% Notes due 2026

$900,000,000 3.550% Notes due 2030

March 13, 2020

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements the information in Zimmer Biomet Holdings, Inc.’s preliminary prospectus supplement, dated March 13, 2020 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Otherwise, this Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

	2026 Notes	2030 Notes

Title of Securities:	$600,000,000 3.050% Notes due 2026 (the “2026 Notes”)	$900,000,000 3.550% Notes due 2030 (the “2030 Notes” and, together with the 2026 Notes, the “Notes”)

Principal Amount:	$600,000,000	$900,000,000

Price to Public:	99.881%	99.758%

Aggregate Gross Proceeds:	$599,286,000	$897,822,000

Underwriting Discount:	0.600%	0.650%

Aggregate Net Proceeds (before expenses):	$595,686,000	$891,972,000

Maturity Date:	January 15, 2026	March 20, 2030

Coupon:	3.050%	3.550%

Yield to Maturity:	3.073%	3.579%

Benchmark Treasury:	1.125% UST due February 28, 2025	1.500% UST due February 15, 2030

Benchmark Treasury Price; Yield:	102-02+ / 0.698%	105-05 / 0.954%

Spread to Benchmark Treasury:	T + 237.5 basis points	T + 262.5 basis points

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2020	Semi-annually in arrears on March 20 and September 20 of each year, commencing on September 20, 2020

Redemption Provisions:

The Company may redeem the 2026 Notes at its option, in whole or in part, at any time and from time to time, prior to December 15, 2025 (the “2026 Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding any accrued interest), assuming, for this purpose, that such 2026 Notes mature on the 2026 Par Call Date, on the 2026 Notes being redeemed discounted at the treasury rate plus 40 basis points, plus accrued and unpaid interest on such 2026 Notes to, but excluding, the redemption date.

The Company may redeem the 2026 Notes at its option, in whole or in part, at any time or from time to time on or after the 2026 Par Call Date, at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The Company may redeem the 2030 Notes at its option, in whole or in part, at any time and from time to time, prior to December 20, 2029 (the “2030 Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2030 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding any accrued interest), assuming, for this purpose, that such 2030 Notes mature on the 2030 Par Call Date, on the 2030 Notes being redeemed discounted at the treasury rate plus 40 basis points, plus accrued and unpaid interest on such 2030 Notes to, but excluding, the redemption date.

The Company may redeem the 2030 Notes at its option, in whole or in part, at any time or from time to time on or after the 2030 Par Call Date, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Repurchase at the Option of Holders upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the 2026 Notes, the Company will be required to offer to repurchase the 2026 Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the 2026 Notes to be repurchased to the date of repurchase, unless the 2026 Notes have been previously redeemed or called for redemption.	If a Change of Control Repurchase Event occurs with respect to the 2030 Notes, the Company will be required to offer to repurchase the 2030 Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the 2030 Notes to be repurchased to the date of repurchase, unless the 2030 Notes have been previously redeemed or called for redemption.

CUSIP:	98956P AS1	98956P AT9

ISIN:	US98956PAS11	US98956PAT93

Ratings*:	Baa3 (Stable) / BBB (Stable)

Trade Date:	March 13, 2020

Settlement Date**:	March 20, 2020 (T+5)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC

Senior Co-Managers:	J.P. Morgan Securities LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC DNB Markets, Inc.

Co-Managers:

Goldman Sachs & Co. LLC

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

TD Securities (USA) LLC

DZ Financial Markets LLC

UniCredit Capital Markets LLC

Loop Capital Markets LLC

PNC Capital Markets LLC

Siebert Williams Shank & Co., LLC

Form of Notes:	Global notes deposited with The Depository Trust Company

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to their date of delivery hereunder should consult their own advisors.

This Pricing Term Sheet supplements the Preliminary Prospectus issued by the Company on March 13, 2020 relating to its prospectus dated February 26, 2019, Registration Statement No. 333-229882.

The Company has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322, Citigroup Global Markets Inc. at (800) 831-9146, RBC Capital Markets, LLC at (866) 375-6829 or Wells Fargo Securities, LLC at (800) 645-3751.

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